                                                       OMB APPROVAL

                                                       OMB NUMBER: 3235-0145

                                                       EXPIRES: AUGUST 31, 1999
                                                       ESTIMATED AVERAGE BURDEN
                                                       HOURS PER RESPONSE: 14.90

                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    SCHEDULE 13D
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  ___ )*

                            Aronex Pharmaceuticals, Inc.
           --------------------------------------------------------------
                                  (Name of Issuer)

                      Common Stock, par value $0.001 per share
           --------------------------------------------------------------
                           (Title of Class of Securities)

                                     042666206
           --------------------------------------------------------------
                                   (CUSIP Number)

                    Jose M. de Lasa, 100 Abbott Park Road
                Abbott Park, Illinois 60064-3500; Phone 847 937 8905
           --------------------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 November 12, 1998
           --------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ _ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


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CUSIP No. 042666206
--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

          Abbott Laboratories
          IRS Identification No. 36-0698440
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)                                          (a)  [___]
                                                                 (b)  [___]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO (see Item 3 below)
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)                                                          [___]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Illinois
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power
Shares                   837,989
Beneficially             -------------------------------------------------------
Owned by            8.   Shared Voting Power
Each                     0
Reporting                -------------------------------------------------------
Person With         9.   Sole Dispositive Power
                         837,989
                         -------------------------------------------------------
                    10.  Shared Dispositive Power
                         0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     837,989
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                    [   ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     5.13% (see Item 5 below)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER


                                  Page 2 of 6 pages

          This statement relates to shares of the common stock, par value $0.001 per share (the "Common Stock"), of Aronex Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 3400 Research Forest Drive, The Woodlands, Texas 77381-4223.

ITEM 2.   IDENTITY AND BACKGROUND

          (a) - (c), and (f) The person filing this statement is Abbott Laboratories ("Abbott"), an Illinois corporation. Abbott's principal business is the discovery, development, manufacture, and sale of a broad and diversified line of health care products and services. Abbott's principal office is located at 100 Abbott Park Road, Abbott Park, Illinois 60064-3500.

          The names, citizenship, business addresses, present principal occupation or employment and the name, and the principal business and address of any corporation or other organization in which such employment is conducted of the directors and executive officers of Abbott are as set forth in Exhibit 1 hereto and incorporated herein by this reference.

          (d) and (e)    Neither Abbott, nor to the best of its knowledge, any
person listed on Exhibit 1 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The aggregate purchase price of the 837,989 shares of Common Stock (the "Shares") which is the subject of the Stock Purchase Agreement, dated as of November 12, 1998, between the Issuer and Abbott is $3,000,000 (the "Purchase Price"). See Item 6 below. The source of the funds is the general assets of Abbott.

ITEM 4.   PURPOSE OF THE ACQUISITION

The purpose of the transaction is for investment and to establish a long term product development and marketing alliance between Abbott and the Issuer.

          (a) - (j) At present, Abbott does not have any plans or proposals which would relate to or result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Commission. Abbott does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements. In addition, the Issuer has the right to require Abbott to purchase additional shares


                                  Page 3 of 6 pages
of Common Stock if certain conditions are met.  See Item 6.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Abbott may be deemed the beneficial owner of the Shares. This represents approximately 5.13% of the outstanding shares of the Common Stock.

          (b) Abbott will have sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Shares.

          (c) Except as described herein, there have been no transactions by Abbott or the persons whose names are listed on Exhibit 1 in securities of the Issuer during the past sixty days.

          (d) No one other than Abbott is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from a sale of the Shares.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The summaries of certain terms of the following agreements do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the agreements and reference is made to the full text of such agreements which are filed as exhibits to this Statement and are incorporated herein by reference.

A.   STOCK PURCHASE AGREEMENT

     Abbott purchased the Shares pursuant to the terms of the Stock Purchase Agreement. In addition, the Stock Purchase Agreement permits the Issuer to require Abbott to purchase additional shares of Common Stock (the "Additional Shares") if certain conditions are satisfied within a specified time period for an aggregate price not to exceed a stated amount. The Issuer is entitled to exercise this right on only one occasion.

     Abbott acquired certain registration rights under the Stock Purchase Agreement. Subject to certain conditions, under Section 7.1, the Issuer must notify the registered holder of the Shares and the Additional Shares (collectively, the "Registrable Shares") of the registration of the Issuer's securities (except a registration on Form S-4 or Form S-8) if the registration form may be used for registration of the Registrable Shares. The Issuer will include in such registration all Registrable Shares with respect to which the Issuer receives a written request to include in the registration within 21 days of the notice.

     Subject to certain conditions, under Section 7.2, the registered holder of the Registrable


                                  Page 4 of 6 pages
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Shares may request at any time the registration of all or part of the
Registrable Shares on a Form S-3 or any similar short form, if available, so as to permit the resale of the Shares. The Stock Purchase Agreement also sets forth the desire of the Issuer and Abbott to enter into a license agreement.

B.   LICENSE AGREEMENT

     The License Agreement, between the Issuer and Abbott, is dated as of November 12, 1998. Under the terms of the License Agreement, Abbott has certain exclusive rights to manufacture, distribute, market and sell the Issuer's injectable formulation of a compound for the treatment of systemic fungal infections (the "Product"). Abbott has the right to sublicense its rights under certain conditions. Subject to certain conditions, Abbott is obligated to make certain milestone, research and development funding, and royalty payments to the Issuer. Both the Issuer and Abbott undertake development and registration activities for the Product in specified territories. Abbott will fund the Issuer's research and development activities for the Product. The Issuer has the right to co-promote the Product with Abbott in certain territories subject to the conditions of Section 8 of the License Agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1 -    Information Concerning Executive Officers and
                         Directors of Abbott Laboratories.
          Exhibit 2 -    Stock Purchase Agreement, dated as of
                         November 12, 1998.
          Exhibit 3 -    License Agreement, dated as of
                         November 12, 1998.

                          *********************************

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      Abbott Laboratories

DATED: November 20, 1998          By: /s/ Gary P. Coughlan
                                      -------------------------------
                                      Gary P. Coughlan, Senior Vice President,
                                      Finance and Chief Financial Officer


                                  Page 5 of 6 pages
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                                   EXHIBIT INDEX

          PORTIONS OF EXHIBITS 2 AND 3 HAVE BEEN OMITTED (DESIGNATED BY AN
        ASTERISK (*)) AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE
         COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT DATED
                                 NOVEMBER 20, 1998

Exhibit Number      Description
--------------      -----------
     1              Information Concerning Executive Officers and
                    Directors of Abbott Laboratories.

     2              Stock Purchase Agreement, dated as of
                    November 12, 1998.

     3              License Agreement, dated as of
                    November 12, 1998.


                                  Page 6 of 6 pages